File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	29 August 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	3

SCA

[redacted]

02049690

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA carries out acquisitions and investments", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

/ Annette Sporrong

Encl.

dlw 9/5

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

File No 82-763

SCA carries out acquisitions and investments

SCA is carrying out complementary packaging acquisitions in Spain and North America, while concurrently enhancing the competitiveness of its packaging operations in Denmark.

Packaging acquisition in Spain

SCA has acquired the Spanish packaging company Bertako for a price amounting to EUR 17.5 M on a debt-free basis. The purchase is another step in the development of a European network of value-added packaging products with high-quality printing. Earlier this summer, SCA acquired the German packaging company V+D Stabernack and strengthened its position in the field of packaging products with advanced printing, which previously comprised mainly SCA Nicollet, France.

Bertako's production of 18,000 tons is located in northern Spain and largely comprises packaging produced from corrugated board, mainly so-called microflute. Customers include major international brand companies such as Nabisco and Nestlé as well as a number of mainly Spanish companies in the food, wine, pharmaceuticals and tobacco industries. Export accounts for 16 percent and is based on sales to the nearby French packaging market. Bertako is currently owned by the US-based The Newark Group, Inc.

Based on the operating surplus during the split fiscal year 2002 (May-April) the EBITDA multiple of the acquisition is 6.9 while the relationship between the purchase price and annual sales is 0.86. The present value of future free cash flow is expected to exceed the purchase price by about 20 percent, yielding a CVA index of 1.2. It is expected that the acquisition will be completed on September 1, 2002 and it is calculated that it will have a positive effect on SCA's earnings per share during the first 12 months.

Packaging acquisition in North America

SCA has acquired the North American protective packaging company Packaging Resources for a purchase price of USD 6 M on a debt-free basis. With two production units outside Denver, Colorado, Packaging Resources manufactures customized packaging, primarily for the electronics industry. Based on the proximity to Tuscarora's existing plants in the region and inherent consolidation potential, the acquisition offers considerable synergies.

Based on the operating surplus in 2000 and 2001, the EBITDA multiple of the acquisition is 5.9 and 8.8 respectively, while the ratio of purchase price to sales is 0.7. The present value of future free cash flow is expected to exceed the acquisition price by about 90 percent, yielding a CVA index of 1.9. It is expected that the acquisition will be completed in September 2002 and it will have a positive effect on SCA's earnings per share during the first 12 months.

Packaging investments in Denmark

After the acquisition of Danapak, Danisco and Sören Berggren AS (Metsä Corrugated), SCA became the market leader in the Danish corrugated board market. Production is carried out at three integrated box plants and five independent sheet plants. SCA's Danish production structure also includes a testliner mill on Jutland. Recently an extensive restructuring program was implemented, which included shutdown of an older corrugated board facility in the Copenhagen area, resulting in increased production at the remaining units.

SCA has decided to carry out an investment project in Grenå, the Group's largest corrugated box plant in Denmark. The project is aimed at substantially increasing productivity and quality. The investments amount to SEK 235 M and yield a CVA of 1.5. The investment projects are scheduled to be completed in early 2004.

Stockholm, 29 August 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01
Peter Nyquist, Senior Vice President, Communications and Investor Relations. Phone: +46 70-575 29 06